Exhibit 99.1

BiondVax Presents BVX-006 Preliminary Phase II Results:

The Universal Flu Vaccine at Higher Doses is Safe and Improves Immunogenicity in Older Adults

Preliminary results of BVX-006 show that M-001 is well tolerated and provides improved flu immunity by enhancing antibody responses to multiple strains when administered as a primer in a 1 mg dose

Ness Ziona, Israel – June 29, 2015 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV) today announced positive preliminary results from its BVX-006 Phase II clinical trial of M-001, BiondVax's candidate for a universal influenza vaccine. In this trial, M-001 was injected intramuscularly to volunteers between the ages of 50 to 65, followed by an administration of the 2014/15 season trivalent influenza vaccine (TIV) 3 weeks later. M-001 was found to be safe and well tolerated and induced humoral immune responses, successfully meeting the primary safety and secondary immunogenicity endpoints.

M-001 in 1mg dose primed for immune responses in a manner consistent with previous data in this age group confirming our approach to development of a universal influenza vaccine. Furthermore, once again, a broadening of the immune response to elicit responses against strains not included in the standard influenza vaccine was detected.  M-001 also elevated the immune response to other strains which were not included in the current influenza seasonal vaccine including against the drifted H3N2 strain of influenza that has caused this year’s epidemic in the United States. These results support BiondVax’s claim that M-001 provides a broaden and improved coverage against multiple influenza type A and B virus strains.

In addition, the excellent safety profile demonstrated for the 1 mg dose of M-001 will enable BiondVax to safely administer this dose in upcoming trials (such as BVX-007 in Europe). The increased dose is expected to further improve the immune responses against multiple influenza strains when given as a primer or as a standalone product without an adjuvant. Furthermore, the 1mg dose can be particularly beneficial to the population with weakened immunity, such as the elderly.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, noted that, “We are very pleased with the results of this trial, which provide us with additional supporting data that our M-001 increases the immune response against multiple flu strains. The results indicating that the 1mg dosage level was well tolerated is very important and these positive results support our continued research and ongoing trials.”

Added Dr. Ron Babecoff, BiondVax’s President and CEO, “We are very happy with these results, as they demonstrate the importance and value to society of developing M-001. This successful trial brings us one step further towards the phase 3 clinical trial.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, uncertainty of clinical prelimiinary trial results or regulatory approvals or clearances, risks inherent in the development and commercialization of potential products, dependence upon collaborators, adequate resources to undertake and complete the Phase II clinical trials and the success thereof, the market acceptance of our flu vaccine as a broad-coverage solution and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Dr Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 biondvax@gkir.com